Exhibit 99.1

Tuniu Announces Unaudited Fourth Quarter and Fiscal Year 2018 Financial Results

Non-GAAP1 Net Income in 2018 Reached RMB10.9 million

Added 345 Offline Retail Stores During 20182

NANJING, China, February 28, 2019 -- Tuniu Corporation (NASDAQ:TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2018.

Highlights for the Fourth Quarter of 2018

•	Revenues from packaged tours in the fourth quarter of 2018 increased by 23.3% year-over-year to RMB357.6 million (US$52.0[3] million).
•	Gross margin in the fourth quarter of 2018 was 57.3%, compared to a gross margin of 50.0% in the fourth quarter of 2017.
•	As of December 31, 2018, Tuniu had 29 local tour operators in total, including 3 newly launched local tour operators in China[4] since November 27, 2018.

Highlights for the Fiscal Year 2018

•	Non-GAAP net income was RMB10.9 million (US$1.6 million) in 2018, compared to a Non-GAAP net loss of RMB531.1 million in 2017.
•	Revenues from packaged tours in 2018 increased by 15.2% year-over-year to RMB1.8 billion (US$266.3 million).
•	Operating expenses in 2018 decreased by 25.7% year-over-year to RMB1.5 billion (US$221.7 million).
•	As of December 31, 2018, Tuniu had 509 offline retail stores in total, of which 345 were newly added since January 1, 2018.

Mr. Donald Dunde Yu, Tuniu’s founder, Chairman and Chief Executive Officer, said, “2018 has been a year filled with achievements and milestones. We perfected our sales and service networks, opened offline retail stores to improve our user acquisition ability and launched local tour operators to strengthen our service capability. Going forward in 2019, we will focus on the customer experience, because our customers are our greatest asset. We will continue to leverage Tuniu’s core competitive advantage in packaged tour products to differentiate ourselves from our peers and to provide the best experience to our customers.”

1 The section below entitled "About Non-GAAP Financial Measures" provides information about the use of Non-GAAP financial measures in this press release, and the table captioned “Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release reconciles Non-GAAP financial information with the Company's financial results under GAAP.

2 The sections below entitled “Highlights for the Fourth Quarter of 2018” and “Highlights for the Fiscal Year of 2018” provide additional information about some key financial figures and operating data.

3 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.8755 on December 31, 2018 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/default.htm.

4 The 3 newly launched local tour operators in China are located in Lanzhou, Enshi and Nanchang.

Ms. Maria Yi Xin, Tuniu’s Chief Financial Officer, said, “We are pleased to announce Tuniu achieved non-GAAP profitability and positive operating cash flow for the full year 2018 for the first time since our listing, reflecting positive changes in Tuniu as a result of the implementation of our core strategies. In 2019, we will continue to leverage our leading position and our competitive advantage in China’s online leisure travel market to unlock additional value for our customers and shareholders.”

Fourth Quarter 2018 Results

Net revenues were RMB471.2 million (US$68.5 million) in the fourth quarter of 2018, representing a year-over-year increase of 0.3% from the corresponding period in 2017.

•	Revenues from packaged tours were RMB357.6 million (US$52.0 million) in the fourth quarter of 2018, representing a year-over-year increase of 23.3% from the corresponding period in 2017. The increase was primarily due to the growth of organized tours.

•	Other revenues were RMB113.6 million (US$16.5 million) in the fourth quarter of 2018, representing a year-over-year decrease of 36.8% from the corresponding period in 2017. The decrease was primarily due to the decline in revenues generated from financial services and service fees received from insurance companies.

Cost of revenues was RMB201.0 million (US$29.2 million) in the fourth quarter of 2018, representing a year-over-year decrease of 14.4% from the corresponding period in 2017. As a percentage of net revenues, cost of revenues was 42.7% in the fourth quarter of 2018 compared to 50.0% in the corresponding period in 2017.

Gross profit was RMB270.2 million (US$39.3 million) in the fourth quarter of 2018, representing a year-over-year increase of 14.9% from the corresponding period in 2017. The increase was primarily due to the increase in efficiency resulting from economies of scale.

Operating expenses were RMB373.3 million (US$54.3 million) in the fourth quarter of 2018, representing a year-over-year decrease of 18.1% from the corresponding period in 2017. Share-based compensation expenses and amortization of acquired intangible assets, which were allocated to operating expenses, were RMB46.9 million (US$6.8 million) in the fourth quarter of 2018. Non-GAAP operating expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets, were RMB326.4 million (US$47.5 million) in the fourth quarter of 2018, representing a year-over-year decrease of 18.8%.

•	Research and product development expenses were RMB75.9 million (US$11.0 million) in the fourth quarter of 2018, representing a year-over-year decrease of 31.8%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB2.8 million (US$0.4 million), were RMB73.1 million (US$10.6 million) in the fourth quarter of 2018, representing a year-over-year decrease of 33.2% from the corresponding period in 2017. Research and product development expenses as a percentage of net revenues were 16.1% in the fourth quarter of 2018, decreasing from 23.7% in the corresponding period in 2017. The decrease was primarily due to the increase in efficiency resulting from economies of scale and refined management, and optimization of research and product development personnel.

•	Sales and marketing expenses were RMB209.1 million (US$30.4 million) in the fourth quarter of 2018, representing a year-over-year increase of 7.9%. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB34.5 million (US$5.0 million), were RMB174.6 million (US$25.4 million) in the fourth quarter of 2018, representing a year-over-year increase of 9.6% from the corresponding period in 2017. Sales and marketing expenses as a percentage of net revenues were 44.4% in the fourth quarter of 2018, increasing from 41.2% in the corresponding period in 2017. The increase was primarily due to the expansion of customer loyalty program team and increased promotional campaigns on certain channels.

•	General and administrative expenses were RMB120.5 million (US$17.5 million) in the fourth quarter of 2018, representing a year-over-year decrease of 22.0%. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB9.7 million (US$1.4 million), were RMB110.8 million (US$16.1 million) in the fourth quarter of 2018, representing a year-over-year decrease of 18.9% from the corresponding period in 2017. General and administrative expenses as a percentage of net revenues were 25.6% in the fourth quarter of 2018, decreasing from 32.9% in the corresponding period in 2017. The decrease was primarily due to the increase in operating efficiency resulting from economies of scale and refined management.

Loss from operations was RMB103.1 million (US$15.0 million) in the fourth quarter of 2018, compared to a loss from operations of RMB220.8 million in the fourth quarter of 2017. Non-GAAP loss from operations, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB55.8 million (US$8.1 million) in the fourth quarter of 2018.

Net loss was RMB72.9 million (US$10.6 million) in the fourth quarter of 2018, compared to a net loss of RMB186.1 million in the fourth quarter of 2017. Non-GAAP net loss, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB25.6 million (US$3.7 million) in the fourth quarter of 2018.

Net loss attributable to ordinary shareholders was RMB64.7 million (US$9.4 million) in the fourth quarter of 2018, compared to a net loss attributable to ordinary shareholders of RMB184.9 million in the fourth quarter of 2017. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB17.3 million (US$2.5 million) in the fourth quarter of 2018.

As of December 31, 2018, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1.7 billion (US$245.8 million).

Fiscal Year 2018 Results

Net revenues were RMB2.2 billion (US$325.8 million) in 2018, representing a year-over-year increase of 2.2% from 2017.

•	Revenues from packaged tours were RMB1.8 billion (US$266.3 million) in 2018, representing a year-over-year increase of 15.2% from 2017. The increase was primarily due to the growth of organized tours.

•	Other revenues were RMB409.5 million (US$59.6 million) in 2018, representing a year-over-year decrease of 32.1% from 2017. The decrease was primarily due to the decline in revenues generated from financial services and service fees received from insurance companies.

Cost of revenues was RMB1.1 billion (US$154.9 million) in 2018, representing a year-over-year increase of 4.0% from 2017. As a percentage of net revenues, cost of revenues was 47.5% in 2018 compared to 46.7% in 2017.

Gross profit was RMB1.2 billion (US$170.9 million) in 2018, representing a year-over-year increase of 0.6% from 2017. The increase was primarily due to the increase in efficiency resulting from economies of scale, which was partially offset by the decrease in other revenues.

Operating expenses were RMB1.5 billion (US$221.7 million) in 2018, representing a year-over-year decrease of 25.7% from 2017. Share-based compensation expenses and amortization of acquired intangible assets, which were allocated to operating expenses, were RMB208.8 million (US$30.4 million) in 2018. Non-GAAP operating expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets, were RMB1.3 billion (US$191.3 million) in 2018, representing a year-over-year decrease of 27.4%.

•	Research and product development expenses were RMB315.2 million (US$45.8 million) in 2018, representing a year-over-year decrease of 41.7%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB10.9 million (US$1.6 million), were RMB304.3 million (US$44.3 million) in 2018, representing a year-over-year decrease of 42.9% from 2017. Research and product development expenses as a percentage of net revenues were 14.1% in 2018, decreasing from 24.7% in 2017. The decrease was primarily due to the increase in efficiency resulting from economies of scale and refined management, and optimization of research and product development personnel.

•	Sales and marketing expenses were RMB778.1 million (US$113.2 million) in 2018, representing a year-over-year decrease of 13.0%. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB138.0 million (US$20.1 million), were RMB640.2 million (US$93.1 million) in 2018, representing a year-over-year decrease of 15.3% from 2017. Sales and marketing expenses as a percentage of net revenues were 34.7% in 2018, decreasing from 40.8% in 2017. The decrease was primarily due to the optimization of promotional expense structure and preference for marketing channels with higher ROI.

•	General and administrative expenses were RMB487.4 million (US$70.9 million) in 2018, representing a year-over-year decrease of 23.6%. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB60.0 million (US$8.7 million), were RMB427.4 million (US$62.2 million) in 2018, representing a year-over-year decrease of 21.6% from 2017. General and administrative expenses as a percentage of net revenues were 21.8% in 2018, decreasing from 29.1% in 2017. The decrease was primarily due to the increase in operating efficiency resulting from economies of scale and refined management.

Loss from operations was RMB349.0 million (US$50.8 million) in 2018, compared to a loss from operations of RMB883.4 million in 2017. Non-GAAP loss from operations, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB138.7 million (US$20.2 million) in 2018.

Net loss was RMB199.4 million (US$29.0 million) in 2018, compared to a net loss of RMB771.3 million in 2017. Non-GAAP net income, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB10.9 million (US$1.6 million) in 2018.

Net loss attributable to ordinary shareholders was RMB187.9 million (US$27.3 million) in 2018, compared to a net loss attributable to ordinary shareholders of RMB773.0 million in 2017. Non-GAAP net income attributable to ordinary shareholders, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB22.4 million (US$3.3 million) in 2018.

Business Outlook

For the first quarter of 2019, Tuniu expects to generate RMB432.5 million to RMB456.5 million of net revenues, which represents 5% to 10% decrease year-over-year. This forecast reflects Tuniu’s current and preliminary view on the industry and its operations, which is subject to change.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on February 28, 2019, (9:00 pm, Beijing/Hong Kong Time, on February 28, 2019) to discuss the fourth quarter and fiscal year 2018 financial results.

To participate in the conference call, please dial the following numbers:

US:	+1-888-346-8982

Hong Kong:	+852-301-84992

China:	4001-201203

International:	+1-412-902-4272

Conference ID: Tuniu 4Q 2018 Earnings Call

A telephone replay will be available one hour after the end of the conference through March 7, 2019. The dial-in details are as follows:

US:	+1-877-344-7529

International:	+1-412-317-0088

Replay Access Code: 10129007

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq:TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu has over 2,200,000 stock keeping units (SKUs) of packaged tours, covering over 420 departing cities throughout China and all popular destinations worldwide. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to cost of revenues, research and product development expenses, sales and marketing expenses, general and administrative expenses, operating expenses, loss from operations, net loss, net loss attributable to ordinary shareholders, net loss per ordinary share attributable to ordinary shareholders-basic and diluted and net loss per ADS, which excludes share-based compensation expenses and amortization of acquired intangible assets. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP Results" set forth at the end of this press release.

A limitation of using non-GAAP financial measures excluding share-based compensation expenses and amortization of acquired intangible assets is that share-based compensation expenses and amortization of acquired intangible assets have been – and will continue to be – significant recurring expenses in the Company's business. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation
Unaudited Condensed Consolidated Balance Sheets
(All amounts in thousands, except per share information)

	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	484,101	560,356	81,500
Restricted cash	91,810	270,670	39,367
Short-term investments	3,084,634	859,211	124,967
Accounts receivable, net	286,627	347,547	50,549
Amounts due from related parties	171,331	696,520	101,305
Prepayments and other current assets	939,463	1,673,584	243,413
Yield enhancement products and accrued interest	31,337	-	-
Total current assets	5,089,303	4,407,888	641,101

Non-current assets
Long-term investments	484,991	1,302,506	189,442
Property and equipment, net	148,278	187,360	27,250
Intangible assets, net	460,634	317,885	46,234
Land use right, net	-	100,836	14,666
Goodwill	147,639	159,409	23,185
Yield enhancement products over one year and accrued interest	170,505	-	-
Other non-current assets	156,455	81,039	11,787
Total non-current assets	1,568,502	2,149,035	312,564
Total assets	6,657,805	6,556,923	953,665

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts and notes payable	852,500	1,305,610	189,893
Amounts due to related parties	86,923	77,159	11,222
Salary and welfare payable	187,561	104,480	15,196
Taxes payable	32,036	23,316	3,391
Advances from customers	1,210,615	1,058,946	154,017
Accrued expenses and other current liabilities	373,690	533,144	77,544
Amounts due to the individual investors of yield enhancement products	177,971	-	-
Total current liabilities	2,921,296	3,102,655	451,263

Non-current liabilities	42,481	40,416	5,878
Total liabilities	2,963,777	3,143,071	457,141

Mezzanine equity
Redeemable noncontrolling interests	96,719	69,319	10,082

Shareholders' equity
Ordinary shares	248	249	36
Less: Treasury stock	(185,419)	(304,535)	(44,293)
Additional paid-in capital	9,013,793	9,061,979	1,318,010
Accumulated other comprehensive income	272,386	284,079	41,318
Accumulated deficit	(5,505,897)	(5,691,409)	(827,781)
Total Tuniu's shareholders' equity	3,595,111	3,350,363	487,290
Noncontrolling interests	2,198	(5,830)	(848)
Total Shareholders' equity	3,597,309	3,344,533	486,442
Total liabilities and shareholders' equity	6,657,805	6,556,923	953,665

Tuniu Corporation
Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income
(All amounts in thousands, except per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	December 31, 2017	September 30, 2018	December 31, 2018	December 31, 2018
	RMB	RMB	RMB	US$

Revenues
Packaged tours	290,054	632,723	357,619	52,014
Others	179,832	130,408	113,616	16,525
Net revenues	469,886	763,131	471,235	68,539
Cost of revenues	(234,733)	(371,622)	(201,018)	(29,237)
Gross profit	235,153	391,509	270,217	39,302

Operating expenses
Research and product development	(111,151)	(78,270)	(75,854)	(11,033)
Sales and marketing	(193,696)	(209,563)	(209,094)	(30,411)
General and administrative	(154,490)	(122,936)	(120,510)	(17,527)
Other operating income	3,348	15,656	32,130	4,673
Total operating expenses	(455,989)	(395,113)	(373,328)	(54,298)
Loss from operations	(220,836)	(3,604)	(103,111)	(14,996)
Other income/(expenses)
Interest and investment income, net	44,426	38,167	30,696	4,465
Foreign exchange losses, net	(2,009)	(9,030)	(2,043)	(297)
Other (loss)/income, net	(147)	1,293	(505)	(73)
(Loss)/Income before income tax expense	(178,566)	26,826	(74,963)	(10,901)
Income tax (expense)/benefit	(7,569)	1,126	2,025	295
Net (loss)/income	(186,135)	27,952	(72,938)	(10,606)
Net loss attributable to noncontrolling interests	(2,939)	(4,104)	(9,511)	(1,383)
Net (loss)/income attributable to redeemable noncontrolling interests	(93)	831	(1,848)	(269)
Net (loss)/income attributable to Tuniu Corporation	(183,103)	31,225	(61,579)	(8,954)
Accretion on of redeemable noncontrolling interest	(1,757)	(204)	(3,082)	(448)
Net (loss)/income attributable to ordinary shareholders	(184,860)	31,021	(64,661)	(9,402)

Net (loss)/income	(186,135)	27,952	(72,938)	(10,606)
Other comprehensive (loss)/income:
Foreign currency translation adjustment, net of nil tax	(24,770)	16,342	1	-
Comprehensive (loss)/income	(210,905)	44,294	(72,937)	(10,606)

(Loss)/Income per share
Basic	(0.48)	0.08	(0.17)	(0.02)
Diluted	(0.48)	0.08	(0.17)	(0.02)

(Loss)/Income per ADS*
Basic	(1.44)	0.24	(0.51)	(0.06)
Diluted	(1.44)	0.24	(0.51)	(0.06)

Weighted average number of ordinary shares used in computing basic (loss)/income per share	387,993,534	370,412,795	370,486,502	370,486,502
Weighted average number of ordinary shares used in computing diluted (loss)/income per share	387,993,534	379,333,481	370,486,502	370,486,502

Share-based compensation expenses included are as follows:
Cost of revenues	230	614	392	57
Research and product development	1,324	3,790	2,173	316
Sales and marketing	201	556	333	48
General and administrative	17,089	14,731	8,901	1,295
Total	18,844	19,691	11,799	1,716

*Each ADS represents three of the Company's ordinary shares.

Tuniu Corporation
Unaudited Condensed Consolidated Statements of Comprehensive Loss
(All amounts in thousands, except per share information)

	Year Ended	Year Ended	Year Ended
	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$

Revenues
Packaged tours	1,589,353	1,830,630	266,254
Others	602,747	409,519	59,562
Net revenues	2,192,100	2,240,149	325,816
Cost of revenues	(1,024,206)	(1,065,022)	(154,901)
Gross profit	1,167,894	1,175,127	170,915

Operating expenses
Research and product development	(541,126)	(315,222)	(45,847)
Sales and marketing	(894,148)	(778,126)	(113,174)
General and administrative	(637,795)	(487,372)	(70,885)
Other operating income	21,749	56,599	8,232
Total operating expenses	(2,051,320)	(1,524,121)	(221,674)
Loss from operations	(883,426)	(348,994)	(50,759)
Other income/(expenses)
Interest and investment income, net	130,250	152,929	22,243
Foreign exchange losses, net	(2,394)	(11,729)	(1,706)
Other (loss)/income, net	(121)	8,576	1,247
Loss before income tax expense	(755,691)	(199,218)	(28,975)
Income tax expense	(15,625)	(153)	(22)
Net loss	(771,316)	(199,371)	(28,997)
Net loss attributable to noncontrolling interests	(4,934)	(14,037)	(2,042)
Net income attributable to redeemable noncontrolling interests	922	178	26
Net loss attributable to Tuniu Corporation	(767,304)	(185,512)	(26,981)
Accretion on redeemable noncontrolling interest	(5,725)	(2,422)	(352)
Net loss attributable to ordinary shareholders	(773,029)	(187,934)	(27,333)

Net loss	(771,316)	(199,371)	(28,997)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax	(128,539)	11,693	1,701
Comprehensive loss	(899,855)	(187,678)	(27,296)

Loss per share
Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(2.04)	(0.50)	(0.07)
Net loss per ADS - basic and diluted*	(6.12)	(1.50)	(0.21)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	378,230,039	377,744,381	377,744,381

Share-based compensation expenses included are as follows:
Cost of revenues	1,075	1,483	216
Research and product development	6,864	9,124	1,327
Sales and marketing	1,650	1,305	190
General and administrative	89,086	56,826	8,265
Total	98,675	68,738	9,998

*Each ADS represents three of the Company's ordinary shares.

Reconciliations of GAAP and Non-GAAP Results
(All amounts in thousands, except per share information)

	Quarter Ended December 31, 2018
	GAAP	Share-based	Amortization of acquired	Non-GAAP
	Result	Compensation	intangible assets	Result

Cost of revenues	(201,018)	392	-	(200,626)

Research and product development	(75,854)	2,173	589	(73,092)
Sales and marketing	(209,094)	333	34,163	(174,598)
General and administrative	(120,510)	8,901	781	(110,828)
Other operating income	32,130	-	-	32,130
Total operating expenses	(373,328)	11,407	35,533	(326,388)

Loss from operations	(103,111)	11,799	35,533	(55,779)

Net loss	(72,938)	11,799	35,533	(25,606)

Net loss attributable to ordinary shareholders	(64,661)	11,799	35,533	(17,329)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted (RMB)	(0.17)			(0.05)
Net loss per ADS - basic and diluted (RMB)	(0.51)			(0.15)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	370,486,502			370,486,502

	Quarter Ended September 30, 2018
	GAAP	Share-based	Amortization of acquired	Non-GAAP
	Result	Compensation	intangible assets	Result

Cost of revenues	(371,622)	614	-	(371,008)

Research and product development	(78,270)	3,790	399	(74,081)
Sales and marketing	(209,563)	556	34,163	(174,844)
General and administrative	(122,936)	14,731	781	(107,424)
Other operating income	15,656	-	-	15,656
Total operating expenses	(395,113)	19,077	35,343	(340,693)

(Loss)/Income from operations	(3,604)	19,691	35,343	51,430

Net income	27,952	19,691	35,343	82,986

Net income attributable to ordinary shareholders	31,021	19,691	35,343	86,055

Net income per ordinary share attributable to ordinary shareholders(RMB)
-Basic	0.08			0.23
-Diluted	0.08			0.23
Net income per ADS(RMB)
-Basic	0.24			0.69
-Diluted	0.24			0.69
Weighted average number of ordinary shares
-Basic	370,412,795			370,412,795
-Diluted	379,333,481			379,333,481

	Quarter Ended December 31, 2017
	GAAP	Share-based	Amortization of acquired	Non-GAAP
	Result	Compensation	intangible assets	Result

Cost of revenues	(234,733)	230	-	(234,503)

Research and product development	(111,151)	1,324	399	(109,428)
Sales and marketing	(193,696)	201	34,163	(159,332)
General and administrative	(154,490)	17,089	777	(136,624)
Other operating income	3,348	-	-	3,348
Total operating expenses	(455,989)	18,614	35,339	(402,036)

Loss from operations	(220,836)	18,844	35,339	(166,653)

Net loss	(186,135)	18,844	35,339	(131,952)

Net loss attributable to ordinary shareholders	(184,860)	18,844	35,339	(130,677)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted (RMB)	(0.48)			(0.34)
Net loss per ADS - basic and diluted (RMB)	(1.44)			(1.02)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	387,993,534			387,993,534

*Basic net income/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Diluted net income/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method.

Reconciliations  of GAAP and Non-GAAP Results

(All amounts in thousands, except per share information)

	Year Ended December 31, 2018
	GAAP Result	Share-based Compensation	Amortization of acquired intangible assets	Non-GAAP Result

Cost of revenues	(1,065,022)	1,483	-	(1,063,539)

Research and product development	(315,222)	9,124	1,786	(304,312)
Sales and marketing	(778,126)	1,305	136,652	(640,169)
General and administrative	(487,372)	56,826	3,124	(427,422)
Other operating income	56,599	-	-	56,599
Total operating expenses	(1,524,121)	67,255	141,562	(1,315,304)

Loss from operations	(348,994)	68,738	141,562	(138,694)

Net (loss)/income	(199,371)	68,738	141,562	10,929

Net (loss)/income attributable to ordinary shareholders	(187,934)	68,738	141,562	22,366

Net (loss)/income per ordinary share attributable to ordinary shareholders(RMB)
-Basic	(0.50)			0.06
-Diluted	(0.50)			0.06
Net (loss)/income per ADS(RMB)
-Basic	(1.50)			0.18
-Diluted	(1.50)			0.18

Weighted average number of ordinary shares used in computing basic (loss)/income per share	377,744,381			377,744,381
Weighted average number of ordinary shares used in computing diluted (loss)/income per share	377,744,381			386,061,224

	Year Ended December 31, 2017
	GAAP Result	Share-based Compensation	Amortization of acquired intangible assets	Non-GAAP Result

Cost of revenues	(1,024,206)	1,075	-	(1,023,131)

Research and product development	(541,126)	6,864	1,596	(532,666)
Sales and marketing	(894,148)	1,650	136,652	(755,846)
General and administrative	(637,795)	89,086	3,273	(545,436)
Other operating income	21,749	-	-	21,749
Total operating expenses	(2,051,320)	97,600	141,521	(1,812,199)

Loss from operations	(883,426)	98,675	141,521	(643,230)

Net loss	(771,316)	98,675	141,521	(531,120)

Net loss attributable to ordinary shareholders	(773,029)	98,675	141,521	(532,833)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(2.04)			(1.41)
Net loss per ADS - basic and diluted	(6.12)			(4.23)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	378,230,039			378,230,039

*Basic net income/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Diluted net income/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method.